August 4, 2010

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Sonia Gupta Barros, Special Counsel
100 F Street, NE
Washington, D.C. 20549-6010

RE:	Terra Nova Financial Group, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 6, 2010 File No. 000-24057

Dear Ms. Barros:

          On behalf of Terra Nova Financial Group, Inc. (the "Company"), I am responding to the comments contained in your letter dated July 22, 2010 (the "Comment Letter"). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and the Company's corresponding response appears below it in ordinary type.

          1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please confirm that you will amend the proxy statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to clear our review of the proxy statement until you have resolved all comments raised on the Form 10-K.

          Response:

          We have resolved all comments raised on the Form 10-K. Because the Company's responses to the comments on the Form 10-K do not affect the disclosure in the proxy statement, no amendment to the proxy is necessary with respect to such responses.

Ms. Sonia Barros
File No. 000-24057
August 4, 2010

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your assistance on this matter. If you have any questions regarding this matter, please contact me at (312) 827-3663.

Very truly yours, TERRA NOVA FINANCIAL GROUP, INC. /s/ Murrey Wanstrath By: Murrey Wanstrath Chief Financial Officer

cc: Jerard T. Gibson, Attorney-Advisor, SEC